Exhibit 99.1

News Release
NYSE, TSX: NTR

May 18, 2022

Nutrien Announces Intention to Build World’s Largest Clean Ammonia Production Facility

Evaluating existing Geismar, Louisiana site to produce 1.2 million tonnes of clean ammonia annually

SASKATOON, Saskatchewan – Nutrien Ltd. (TSX and NYSE: NTR) announced today that it is evaluating Geismar, LA as the site to build the world’s largest clean ammonia facility. Building on the company’s expertise in low-carbon ammonia production, clean ammonia will be manufactured using innovative technology to achieve at least a 90 percent reduction in CO2 emissions. The project will proceed to the front-end engineering design (FEED) phase, with a final investment decision expected to follow in 2023. If approved, construction of the approximately US$2 billion facility would begin in 2024 with full production expected by 2027.

The new clean ammonia plant would leverage low-cost natural gas, tidewater access to world markets, and high-quality carbon capture and sequestration infrastructure at its existing Geismar, LA facility to serve growing demand in agriculture, industrial and emerging energy markets. The plant is expected to have an annual production capacity of 1.2 million metric tonnes of clean ammonia and capture at least 90 percent of CO2 emissions, permanently sequestering more than 1.8 million metric tonnes of CO2 in dedicated geological storage per annum. The new plant will use auto thermal reforming technology to achieve the lowest carbon footprint of any plant at this scale and has the potential to transition to net-zero emissions with future modifications.

“Our commitment to the development and use of both low-carbon and clean ammonia is prominent in our strategy to provide solutions that will help meet the world’s decarbonization goals, while sustainably addressing global food insecurity. Leadership in clean ammonia production will play a key role in achieving our 2030 Scope 1 and 2 emissions reduction goals, as part of our Feeding the Future Plan,” said Ken Seitz, Nutrien’s Interim President and CEO.

Nutrien has signed a term sheet with Denbury Inc., a trusted partner for nearly a decade, that would allow for expansion of the existing volume of carbon sequestration capability in the immediate vicinity of its Geismar facility, if selected as the final site of construction.

“Nutrien is optimally positioned to supply global emerging clean ammonia markets and grow a pathway for a decarbonized supply chain,” said Raef Sully, Nutrien’s Executive Vice President and CEO of Nitrogen and Phosphate. “We are pleased to partner with Denbury on this initiative given our established track record of cooperation. It is another example of how we are building on our expertise in low-carbon ammonia to decarbonize the agriculture industry while helping to sustainably feed and fuel the future.”

Nutrien has also signed a Letter of Intent to collaborate with Mitsubishi Corporation for offtake of up to 40 percent of expected production from the plant to deliver to the Asian fuel market, including Japan, once construction is complete.

Nutrien is committed to leading the development of low carbon and clean ammonia to rapidly accelerate the decarbonization of hard-to-abate sectors such as agriculture, industrial use of ammonia, power generation, and maritime fuel. As one of the world’s largest ammonia traders by marine transportation, Nutrien announced in 2021 a collaboration agreement with EXMAR to jointly develop and build one of the first low-carbon, ammonia-fueled maritime vessels to help decarbonize shipping. Nutrien is also involved with the US Department of Energy and other partners to explore flexible clean ammonia production using air, water and variable renewable electricity.

Visit our clean ammonia web page for more information.

Forward-Looking Statements

Certain statements in this news release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws including our expectations for a clean ammonia production facility (and timing thereof), production capacity, use of technologies, partnerships, carbon capture and sequestration, greenhouse gas reductions and carbon footprints as well potential for net-zero emissions, projected capital expenditures, statements about future operating results and offtake agreements, and our expectations for low-carbon, ammonia fueled maritime vessels. Forward looking statements in this news release are based on certain key expectations and assumptions made by Nutrien, many of which are outside of our control. Although Nutrien believes that the expectations and assumptions on which such forward looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Nutrien can give no assurance that they will prove to be correct. Forward looking statements are subject to various risks and uncertainties which could cause actual results to differ materially from the anticipated results or expectations expressed in this news release. For information on the assumptions made, and the risks and uncertainties that could cause actual results to differ from the anticipated results, refer to our reports filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

The forward-looking statements in this news release are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this news release, except as may be required under applicable laws.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute approximately 27 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

About Denbury

Denbury is an independent energy company with operations and assets focused on Carbon Capture, Use and Storage (CCUS) and Enhanced Oil Recovery (EOR) in the Gulf Coast and Rocky Mountain

regions. For over two decades, the Company has maintained a unique strategic focus on utilizing CO2 in its EOR operations and since 2012 has also been active in CCUS through the injection of captured industrial-sourced CO2. The Company currently injects over four million tons of captured industrial-sourced CO2 annually, with an objective to fully offset its Scope 1, 2, and 3 CO2 emissions by 2030, primarily through increasing the amount of captured industrial-sourced CO2 used in its operations. For more information about Denbury, visit www.denbury.com.

About Mitsubishi Corporation

Mitsubishi Corporation is a global integrated business enterprise that develops and operates businesses across virtually every industry including natural gas, industrial materials, petroleum & chemicals solution, mineral resources, industrial infrastructure, automotive & mobility, food industry, consumer industry, power solution and urban development. For more information about Mitsubishi, visit https://www.mitsubishicorp.com/jp/en.

FOR FURTHER INFORMATION:

Nutrien

Investor Relations

Jeff Holzman

Vice President, Investor Relations

(306) 933-8545

Media Relations

Megan Fielding

Vice President, Brand & Culture Communications

(403) 797-3015

Contact us at: www.nutrien.com

Denbury

Investor Relations

Brad Whitmarsh

Vice President, Investor Relations

(972) 673-2020

Beth Bierhaus

Investor Relations Analyst

(972) 673-2554